CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CODA OCTOPUS GROUP, INC.

Coda Octopus Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is Coda Octopus Group, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend Article IV of the Corporation’s Certificate of Incorporation by adding at the end of Paragraph A of Article IV the following paragraph:

“The outstanding shares of Common Stock shall be reverse split on a one new share for fourteen old shares basis. Fractional shares resulting from the reverse stock split will be rounded up to the next whole number. The number of authorized shares shall not be affected by the reverse stock split. The effective date of the reverse stock split shall be June 28, 2016”

THIRD: The foregoing amendment was duly adopted by written consent in lieu of a meeting in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware. The vote required was a 2/3 of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 13th day of May, 2016.

CODA OCTOPUS GROUP, INC.

By:	/s/ Annmarie Gayle
Annmarie Gayle
Chief Executive Officer